Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

DAUCH CORPORATION

Dauch Corporation (the “Corporation”), a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “General Corporation Law”), does hereby certify that:

First:           The current name of the Corporation is Dauch Corporation.

Second:      The original Certificate of Incorporation of the Corporation was filed under the name American Axle & Manufacturing Holdings, Inc. with the Secretary of State of the State of Delaware on May 15, 1998, and was amended and restated on January 22, 1999, and was further amended effective at 12:01 a.m. Eastern Time on January 26, 2026 (as amended and restated and further amended, the “Certificate of Incorporation”).

Third:          (1) The board of directors of the Corporation has duly adopted a resolution pursuant to Sections 141 and 242 of the General Corporation Law proposing and declaring advisable that the Corporation’s Certificate of Incorporation be amended as set forth below (the “Amendment”) and resolving to recommend adoption of the Amendment by the stockholders of the Corporation entitled to vote in respect thereof; and (2) at a special meeting of the stockholders of the Corporation called and held upon notice in accordance with Section 222 of the General Corporation Law, the Amendment was duly adopted by a majority of the outstanding stock entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote thereon, in accordance with Article FOURTH of the Certificate of Incorporation and Section 242 of the General Corporation Law.

Fourth:      Article FOURTH, subsection (1) of the Certificate of Incorporation is hereby amended to read in its entirety as follows:

“FOURTH:    (1) The total number of shares of all classes of stock which the corporation shall have authority to issue is 425,000,000, consisting of (1) 10,000,000 shares of Preferred Stock, par value $.01 per share (“Preferred Stock”), (2) 375,000,000 shares of Common Stock, par value $.01 per share (“Common Stock”), and (3) 40,000,000 shares of Series Common Stock, par value $.01 per share (“Series Common Stock”). The number of authorized shares of any of the Preferred Stock, the Common Stock or the Series Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware (or any successor provision thereto), and no vote of the holders of any of the Preferred Stock, the Common Stock or the Series Common Stock voting separately as a class shall be required therefor.”

Fifth:            This Certificate of Amendment to the Certificate of Incorporation shall be effective upon filing with the office of the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate of Incorporation to be executed, acknowledged and filed this 30th day of January, 2026, in its name and on its behalf by its Executive Vice President & Chief Financial Officer pursuant to Section 103 of the General Corporation Law.

Dauch Corporation

By:	/s/ Christopher J. May
Name:	Christopher J. May
Title:	Executive Vice President &Chief Financial Officer

[Signature Page to Certificate of Amendment to the Certificate of Incorporation of Dauch Corporation]